Room 4561

February 6, 2007

Mr. Jack Rabin
Chief Financial Officer
XFormity Technologies, Inc.
14333 Proton Drive
Dallas, TX 75244

> **Re: XFormity Technologies, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 31, 2007**
> **File No. 000-23391**

Dear Mr. Rabin:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note in your disclosure that the decision to engage Virchow, Krause & Company, LLP (Virchow) was approved by the audit committee of the Board of Directors on January 15, 2007. However, it is not clear from this disclosure the exact date Virchow was engaged. Revise your disclosure to indicate the exact date of Virchow's engagement. Refer to Item 304(a)(2) of Regulation S-B.

2. We also note that during the fiscal year ended June 30, 2006, you engaged the services of Virchow to provide guidance on the accounting treatment of certain transactions with a group of your original investors and the beneficial conversion feature associated with your convertible debt. Revise your disclosure to include all of the required information noted in Item 304(a)(2)(i) and (ii) of Regulation S-B. In this regard, please revise your disclosures to include the following:

- A description of the views of the Virchow has given to the Company and, if written views were received by the Company, file them as an exhibit to the report or registration statement; and
- A statement whether the former accountant (Altschuler, Melvoin and Glasser LLP) was consulted by the Company regarding any such issues, and if so, describe the former accountant's views.

Additionally, you should request Virchow to review the disclosure required by this Item before it is filed with the Commission and provide Virchow the opportunity to furnish the Company with a letter addressed to the Commission containing any new information, clarification of the Company's expression of its views, or the respects in which it does not agree with the statements made in response to this Item. Any such letter shall be filed as an exhibit to the report or registration statement containing the disclosure required by this Item.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants (Altschuler, Melvoin and Glasser LLP) stating whether the accountant agrees with the statements made in your revised Form 8-K.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within five business days or tell us when you will respond. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 or Kathleen Collins, Accounting Branch Chief (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Patrick Gilmore
Staff Accountant